

07006149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



BPD 4/2

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65940

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: White Cap Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Fifth Avenue, 18th Floor
(No. and Street)

New York (City) NY (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James P. Selway III 212.812.9304
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JoAnn Fleming, CPA, PC
(Name – *if individual, state last, first, middle name*)

275 Water Street (Address) New York (City) NY (State) 10038 (Zip Code)

PROCESSED
APR 11 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/5

OATH OR AFFIRMATION

I, _______James P. Selway III_______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _______White Cap Trading LLC_______, as of _______December 31_______, 20_06_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

_______Managing Director_______
Title



Notary Public

ALYCE P. THOMAS
Notary Public, State of New York
No. 03-4830716, Qual. in Bronx Co.
Certificate filed in New York County
Commission Expires 6/20/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
MAR 1 2007
WASH, D.C.
186
SECTION

WHITE CAP TRADING LLC
(SEC I.D No 8-65940)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

JoAnn Fleming CPA, PC
275 Water Street
New York, NY 10038

INDEPENDENT AUDITORS' REPORT

To the Managing Directors and Members of
White Cap Trading LLC

We have audited the accompanying statement of financial condition of White Cap Trading LLC (the "Company") as of December 31, 2006 and the related statements of operations, changes in members' interest and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Cap Trading LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



JoAnn Fleming CPA, PC
February 27, 2007

White Cap Trading LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash	81,922
Deposits with clearing organizations	1,153,131
Receivables from broker-dealers and clearing organizations	576,507
Furniture and equipment, at cost, less accumulated depreciation and amortization of $211,966	80,580
Other assets	98,018
Total Assets	1,990,158

Liabilities and Members' Interest

Accounts Payable, accrued expenses and other liabilities	206,838
Total Liabilities	206,838
Members' Interest	1,783,320
Total Liabilities and Members' Interest	1,990,158

The accompanying notes are an integral part of these financial statements.

White Cap Trading LLC
Statement of Operations
For the Year Ended December 31, 2006

Revenues	
Commissions	6,171,931
Interest and Dividend Income	41,900
Total Income	6,213,831
Expenses	
Employee compensation and benefits	1,340,306
Brokerage, exchange and clearance fees	2,199,126
Communications and data processing	39,041
Interest	1,142
Occupancy	149,898
Other expenses	217,972
Total Expenses	3,947,485
Income before other expenses	2,266,346
Depreciation and amortization	50,585
Net Income	2,215,761

The accompanying notes are an integral part of these financial statements.

White Cap Trading LLC
Statement of Changes in Members' Interest
For the Year Ended December 31, 2006

Balance at January 1, 2006	2,201,489
Distributions	(2,629,259)
Prior Period Adjustment	(4,671)
Net Income	2,215,761
Balance at December 31, 2006	1,783,320

The accompanying notes are an integral part of these financial statements.

White Cap Trading LLC
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net Income	2,215,761
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	50,585
(Increase) decrease in operating assets and liabilities:	
Deposits with clearing organizations	(1,039,107)
Net receivable from broker-dealers and clearing organizations	21,948
Other Assets	1,292
Prior period adjustment	20,417
Accounts payable, accrued expenses and other liabilities	(42,467)
Total adjustments	(987,332)
Net cash provided by operating activities	1,228,429
Cash flows from investing activities:	
Purchase of furniture and equipment	(24,551)
Net cash used in investing activities	(24,551)
Cash flows from financing activities:	
Payment of member distributions	(2,654,347)
Payment of capital lease obligations	(8,859)
Net cash used in financing activities	(2,663,206)
Decrease in cash	(1,459,328)
Cash at beginning of year	1,541,250
Cash at end of year	81,922
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	1,142
Income taxes - NYC UBT	72,025

The accompanying notes are an integral part of these financial statements.

White Cap Trading LLC
Notes to Financial Statements
For the Year Ended December 31, 2006

1. Organization and Nature of Business

White Cap Trading LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of NYSE Arca Equities Inc. (ARCA), the National Association of Securities Dealers (NASD), NASDAQ Stock Exchange, LLC (NASDAQ) and the National Stock Exchange, Inc. (NSX). The company is engaged in a single line of business as a securities broker-dealer. The Company provides service to institutional investors through an agency-only brokerage.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include the accounts of the company. The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities transactions are reported on a trade date basis with related commission income reported on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. There is no material difference between settlement date and trade date reporting.

Commission and Clearing Expenses

Commission expenses are recorded on a trade-date basis as securities transactions occur while the related clearing expenses are recorded on a trade-date basis. There is no material difference between settlement date and trade date reporting.

Income Taxes

The Company is required to file federal, state and local income tax returns. A provision has been made in these financial statements for NYC Unincorporated Business Tax.

White Cap Trading LLC
Notes to Financial Statements
For the Year Ended December 31, 2006

Property and Equipment

Property and equipment primarily consist of furniture and technology hardware and software. Property and equipment are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the useful lives of the assets.

3. Receivable from Broker-Dealers, Clearing Organizations and Institutional Investors

Amounts receivable from broker-dealers, clearing organizations and institutional investors at December 31, 2006, consist of the following:

Receivable at December 31, 2006	576,507

The Company clears all of its transactions through another broker-dealer on a fully disclosed basis.

4. Deposits with Clearing Organizations

Deposits with exchange clearing organizations at December 31, 2006 consist of:

Short Term Income Fund - Money Market	1,153,131

5. Commitments and Contingencies

The Company leases office space in New York, NY, under a lease agreement that expires February 29, 2008 with annual increases of 2.5%.
The Company leases office space in Boston, MA, under a twelve-month lease agreement that expires on March 31, 2007.
The Company leases office space in Bryn Mawr, PA, under a twelve-month lease agreement that expires on January 31, 2007.

6. Off Balance Sheet Transactions

The Company had no off balance sheet transactions outstanding at December 31, 2006.

7. Concentrations of Credit Risk

The Company enters into various transactions with broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company monitors the creditworthiness of each party with which it conducts business. The Company establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

White Cap Trading LLC
Notes to Financial Statements
For the Year Ended December 31, 2006

8. Members' Equity

The limited liability company operating agreement for White Cap Trading LLC provides for one class of members. Managing directors are also members with varying rights, preferences, privileges and obligations. All members have equal voting rights and authority to manage the operations of the Company. All such actions taken by the members require the majority approval of the members. The Managing Directors have the sole power and authority to carry out such management responsibilities and control the day-to-day management of the Company's operations.

As of December 31, 2006, members' interest balances were $1,783,320. Members' interest may vary from day to day due to changes in operations, additions, distributions or withdrawals.

9. Litigation

In the normal course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of potential and current litigation involving the Company cannot be predicted with certainty, the Company's management does not expect any litigation to have a material adverse effect on the Company's financial position or results of operations.

10. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006 the Company had a net capital of $1,576,140, which was in excess of its required net capital of $100,000. The company had a percentage of aggregate indebtedness to net capital of 13% as of December 31, 2006.

11. Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c-3-3

The Company is exempt from the provisions of Rule 15c-3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

12. Control Requirement

The Company is exempt from the Possession or Control Requirements under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

13. Subordinated Debt

The Company does not have any subordinated debt at December 31, 2006.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2006

White Cap Trading LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2006

Net Capital	
Total Members' interest qualified for net capital	1,788,320
Deductions and/or charges:	
Non-allowable assets from statement of financial condition:	
Furniture and equipment	80,580
Other assets	98,018
Receivables from broker-dealers and clearing organizations	10,519
	189,117
Net capital before undue concentration and haircuts on securities positions	1,599,203
Haircuts and undue concentration	23,063
Net Capital	1,576,140
Aggregate Indebtedness	
Accounts payable, accrued expenses and other liabilities	206,838
Percentage of Aggregate Indebtedness to Net Capital	13%
Minimum Net Capital Required	100,000
Excess of Net Capital over Minimum Requirements	1,476,140

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)

Net Capital, as reported in Company's Part II (unaudited) FOCUS Report	1,513,628
Increase in Members' Equity	124,168
Increase in Other Assets	(51,448)
Increase in Fixed Assets	(9,721)
Decrease in Capital Leases	(569)
Decrease in Bank Stop-Payment Receivable	82
Net Capital per above	1,576,140

The accompanying notes are an integral part of these financial statements.

JoAnn Fleming CPA, PC
275 Water Street
New York, NY 10038

INDEPENDENT AUDITORS' REPORTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Managing Directors and Members of
White Cap Trading LLC

In planning and performing our audit of the financial statements and supplemental schedule of White Cap Trading LLC, (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3 Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



JoAnn Fleming CPA, PC
February 27, 2007

END